EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

October 2020

Item 3	News Releases

News releases dated October 15 and October 19, 2020.

Item 4	Summary of Material Change

On October 15, 2020, the Company announced that it has engaged the Clinical Research Organisation (“CRO”), Pharmaceutical Solutions Ltd., to manage its forthcoming clinical trial for AP-003 targeting mild to moderate cases of COVID-19 at research sites across Australia. The clinical trial, expected to start in late 2020, will compare AP-003, the Company’s inhaled recombinant human alpha 2b interferon (“IFN-α2b”) to placebo in patients with mild to moderate symptoms of COVID-19.

During October 2020, the Company entered into an agreement with Mackie Research Capital Corporation, as lead agent and sole bookrunner (the "Lead Agent"), on behalf of a syndicate, including Haywood Securities Inc. (collectively, the “Agents”), in connection with a marketed private placement offering (the “Offering”) of special warrants of the Company (“Special Warrants”) at a price of $0.90 per Special Warrant, for gross proceeds of up to $5,000,000. Each Special Warrant shall be exercisable, for no additional consideration at the option of the holder, into one unit of the Company (each, a “Unit”) with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an exercise price of $1.10 per Warrant Share, for a period of 24 months after the closing of the Offering. The Company has granted the Agents an option (the "Over-Allotment Option") to purchase up to 15% of the number of Special Warrants issued pursuant to the Offering to cover any over-allotments, exercisable at any time 48 hours prior to the Closing (as defined herein) of the Offering. The net proceeds raised under the Offering will be used for working capital and general corporate purposes.

As soon as reasonably practicable after the Closing, the Company will use its reasonable commercial efforts to prepare and file with each of the securities regulatory authorities in each of the provinces of Canada in which the of Special Warrants are sold (the “Jurisdictions”) and obtain a receipt for, a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the Units underlying the Special Warrants, in compliance with applicable securities law, within forty (40) days from the Closing of the Offering. In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days following the Closing, each unexercised Special Warrant will thereafter entitle the holder thereof to receive upon the exercise thereof, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period prior to the Qualification Date (as defined below), each Special Warrant will be exercisable for an additional 0.02 of a Unit.

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All unexercised Special Warrants will automatically be exercised on the day (the “Qualification Date”) that is the earlier of (i) four (4) months and a day following Closing of the Offering, and (ii) as soon as reasonably practicable after a receipt is issued for the Final Prospectus.

The Agents will receive an aggregate cash fee equal to 8.0% of the gross proceeds from the Offering, including in respect of any exercise of the Over-Allotment Option. In addition, the Company will grant the Agents, on date of Closing, non-transferable compensation options (the “Compensation Options”) equal to 8.0% of the total number of Special Warrants under the Offering (including in respect of any exercise of the Over-Allotment Option). Each Compensation Option will entitle the holder thereof to purchase one Unit (a “Compensation Option Unit”) at an exercise price per Compensation Option Unit equal to the issue price of the Special Warrants for a period to be determined in the context of the market.

The Company will use commercial reasonable efforts to obtain the necessary approvals to list the Common Shares, and Common Shares issuable on the exercise of the Warrants and Compensation Option Units on the Canadian Securities Exchange on the Closing Date and the date of the issuance of the underlying Warrant Shares, respectively. The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Exchange, and the entering into of an agency agreement between the Company and the Agents. Closing of the Offering is expected to be on or about the week of November 16, 2020 (the "Closing Date" or “Closing”).

Also during October 2020, the Company entered into 8% unsecured convertible debenture agreements with third parties for gross proceeds of $800,000, maturity dates of 3 months and conversion price of $1.15.Proceeds were used for working capital purposes and to advance on the Company’s AP-003 project.

Cautionary Note:  The Company is not making any express or implied claims that  AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

October 19, 2020

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SCHEDULE “A”

PRESS:

BetterLife Names CRO for COVID-19 Clinical Trial in

Australia

VANCOUVER, British Columbia, October 15, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) an emerging biotech company, is pleased to announce that it has engaged the Clinical Research Organisation (“CRO”) Pharmaceutical Solutions Ltd. to manage its forthcoming clinical trial for AP-003 targeting mild to moderate cases of COVID-19 at research sites across Australia.

The clinical trial, expected to start in late 2020, will compare AP-003, BetterLife’s inhaled recombinant human alpha 2b interferon (“IFN-α2b”) to placebo in patients with mild to moderate symptoms of COVID-19. Interferons are a natural part of the body’s innate immune system that are induced upon viral infection, providing the body’s first line of defence against the virus through suppression viral replication and activation of the immune response. Interferon production is inhibited by the virus responsible for COVID-19.AP-003 is hypothesized to bypass the COVID-19 induced interferon production blockade. BetterLife believes that its inhaled IFN-α2b, AP-003, could lessen the severity and duration of COVID-19 and decrease the need for hospital admissions.

This approach to treatment of COVID-19 will be the first study of its kind to be performed in Australia. The randomized, double-blind, placebo-controlled trial will take place across several research sites in Australia and will be managed by Pharmaceutical Solutions, a CRO that specialises in managing clinical trials in Australia and New Zealand. The trial will recruit 150 participants with mild to moderate symptoms of COVID-19.

Managing Director of Pharmaceutical Solutions, Jacquie Palmer, says she is delighted to partner with BetterLife in their work towards an effective treatment of COVID-19. “BetterLife’s treatment offers real promise to people who have a mild to moderate case of COVID-19. It is exciting to bring this novel trial to Australia and to see the region help in the global fight against COVID-19.”

“The Pacific region is an attractive clinical research environment which benefits from a world class healthcare system that is not overburdened by COVID-19,” continues Palmer. “The region has an engaged patient population and benefits from accelerated ethics and regulatory processes.”

Dr. Ahmad Doroudian, CEO of BetterLife said: ‘’We are pleased to have Pharmaceutical Solutions as part of our team to support us in our clinical strategy for IFN-α2b as a therapeutic for COVID-19. We have assembled an exemplary team of scientific, clinical and regulatory experts, and now with Pharmaceutical Solutions as our Australian CRO we can quickly move forward with our trial.’’

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Lead clinician in the study, Professor Stephen Hall, from Emeritus Research, Victoria, commented on the excitement of a trial for a novel potential treatment for COVID-19 in Australia. “We are thrilled to have Betterlife’s AP-003 available to us to test in clinical trials in Australia to tackle mild to moderate presentations of COVID-19,” said Professor Hall. “An exploratory trial from hard-hit Wuhan has demonstrated a significant reduction of the viral load using a interferon alpha-2b. Interferon-based therapies are now also undergoing clinical trials in Britain, Germany and the U.S.”

BetterLife and Pharmaceutical Solutions will conduct the trial virtually to reduce the exposure of the investigative sites to COVID and allow the participant to remain at home. The trial will utilise video consultations, questionnaires, and mobile app technology. Virtual medical technology, or telemedicine, has seen a dramatic acceleration in use during the COVID-19 pandemic, with UK health professionals saying they’ve witnessed “10 years of change within weeks” in relation to running trials virtually.

Palmer says Pharmaceutical Solutions is well-positioned to work with the Company on the important AP-003 trial due to exceptional relationships with trial sites, and the early adoption of innovative technology across a ready region:

“Regulatory authorities and ethics committees in Australia are fast-tracking COVID-19 studies, in addition sites are adapting quickly, and we are all embracing the new clinical trials environment,” Palmer says.“We welcome the opportunity to offer these unique capabilities to global clients such as BetterLife through representing the region on the world stage and doing our part in helping to potentially identify a safe and effective treatment for COVID-19.”

About BetterLife Pharma Inc.:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

About Pharmaceutical Solutions Ltd.:

Pharmaceutical Solutions Ltd. (“PSL”) has over 20 years of experience and is considered one of the leading Contract Research Organisations (CRO) in the Australian & New Zealand region. PSL provides full-service clinical research and regulatory management for global and local clients; from study start-up, through to trial completion, for all phases of clinical trials.

Pharmaceutical Solutions strives to continuously deliver clinical trials to the highest standards. Our network of partners has proven that accelerated ethics and regulatory frameworks can deliver start-up in 35 days in the Australian & New Zealand region, as well as consistently delivering rapid recruitment and quality clinical trial results. These results rely on our ability to leverage our network’s performance to work collectively.

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“Australia and New Zealand is a bit unique like that. We all just get on with it, even when things get tough.” -- Jacquie Palmer, Managing Director of Pharmaceutical Solutions.

Visit http://www.pharmasols.com for more information.

Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone:604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies;product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR

DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

BETTERLIFE PHARMA ANNOUNCES UP TO $5.0 MILLION PRIVATE PLACEMENT OFFERING OF SPECIAL WARRANTS

VANCOUVER, BC – October 19, 2020 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR) (OTCQB: BETRF) (FRA: NPAT), an emerging biotech company, is pleased to announce that it has entered into an agreement with Mackie Research Capital Corporation, as lead agent and sole bookrunner (the "Lead Agent"), on behalf of a syndicate, including Haywood Securities Inc. (collectively, the “Agents”), in connection with a marketed private placement offering (the “Offering”) of special warrants of the Company (“Special Warrants”) priced in the context of the market, at an indicative price of $0.90 per Special Warrant, for gross proceeds of up to $5,000,000.

Each Special Warrant shall be exercisable, for no additional consideration at the option of the holder, into one unit of the Company (each, a “Unit”) with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an indicative exercise price of $1.10 per Warrant Share, for a period of 24 months after the closing of the Offering.

The Company has granted the Agents an option (the "Over-Allotment Option") to purchase up to 15% of the number of Special Warrants issued pursuant to the Offering to cover any over-allotments, exercisable at any time 48 hours prior to the Closing (as defined herein) of the Offering.

The net proceeds raised under the Offering will be used for working capital and general corporate purposes.

As soon as reasonably practicable after the Closing (as defined herein), the Company will use its reasonable commercial efforts to prepare and file with each of the securities regulatory authorities in each of the provinces of Canada in which the of Special Warrants are sold (the “Jurisdictions”) and obtain a receipt for, a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the Units underlying the Special Warrants, in compliance with applicable securities law, within forty (40) days from the Closing of the Offering.

In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days following the Closing, each unexercised Special Warrant will thereafter entitle the holder thereof to receive upon the exercise thereof, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period prior to the Qualification Date (as defined below), each Special Warrant will be exercisable for an additional 0.02 of a Unit.

All unexercised Special Warrants will automatically be exercised on the day (the “Qualification Date”) that is the earlier of (i) four (4) months and a day following Closing of the Offering, and (ii) as soon as reasonably practicable after a receipt is issued for the Final Prospectus.

The Agents will receive an aggregate cash fee equal to 8.0% of the gross proceeds from the Offering, including in respect of any exercise of the Over-Allotment Option. In addition, the Company will grant the Agents, on date of Closing, non-transferable compensation options (the “Compensation Options”) equal to 8.0% of the total number of Special Warrants under the Offering (including in respect of any exercise of the Over-Allotment Option). Each Compensation Option will entitle the holder thereof to purchase one Unit (a “Compensation Option Unit”) at an exercise price per Compensation Option Unit equal to the issue price of the Special Warrants for a period to be determined in the context of the market.

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The Company will use commercial reasonable efforts to obtain the necessary approvals to list the Common Shares, and Common Shares issuable on the exercise of the Warrants and Compensation Option Units on the Canadian Securities Exchange on the Closing Date and the date of the issuance of the underlying Warrant Shares, respectively.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Exchange, and the entering into of an agency agreement between the Company and the Agents. Closing of the Offering is expected to be on or about the week of November 16, 2020 (the "Closing Date" or “Closing”).

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferonbased technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact
Email: ir@blifepharma.com

Phone: 646-679-4321

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this release.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. The Canadian Securities Exchange has not in any way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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